SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 25, 2020 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated September 25, 2020, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:
	In million of Pesos
	06/30/2020	06/30/2019

Net Result	20,003	(40,729)
Attributable to:
Company's shareholders	3,929	(26,796)
Non-controlling interest	16,074	(13,933)

Other integral results of the period	11,417	(804)
Attributable to:
Company's shareholders	(1,508)	(282)
Non-controlling interest	12,925	(522)

Total Integral results of the period	31,420	(41,533)
Attributable to:
Company's shareholders	2,421	(27,078)
Non-controlling interest	28,999	(14,455)

Shareholders' Equity
Capital stock	499	486
Treasury shares	3	16
Comprehensive adjustment of capital stock and treasury shares	9,786	9,786
Additional paid-in capital	10,592	10,592
Premium for trading of treasury shares	90	91
Legal Reserve	373	373
Special Reserve RG 609/12	770	5,179
Cost of treasury shares	(150)	(1,664)
Changes in non-controlling interest	(3,294)	(2,776)
Revaluation Surplus	1,288	960
Conversion reserve	2,984	4,549
Reserve for share-based payments	494	483
Special Reserve	-	34,997
Other comprehensive subsidiary results	(470)	(218)
Other reserves from subsidiaries	67	9
Reserve for purchase of securities issued by the Company	87	87
Retained earnings	2,040	(38,908)
Shareholders’ Equity attributable to controlling company’s shareholders	25,159	24,042
Non-controlling interest	96,994	103,159
TOTAL SHAREHOLDERS’ EQUITY	122,153	127,201

In million of Pesos
Adjustments to the results of previous years	06/30/2020

Change in the valuation method of investment properties	(2,166)
Attributable to:
Company's shareholders	(814)
Non-controlling interest	(1,352)

With regard to paragraph l) section 5) of the Regulations, it is recorded that the Board has begun the analysis of the proposals that will be made to the next annual shareholder’s meeting, where the result will be informed to the shareholders and respective bodies, immediately after having been established by the administrative body.

In compliance to Article 62 (1) (6) and (8) of the aforementioned Regulations, at the closing date of the financial statements, the share capital of the Company is ARS 501,642,804, whose shareholding is divided into 501,642,804 nominative non-endorsable common shares of 1 nominal value each and entitled to one vote each. The total of outstanding shares is 499,408,485

The Company’s principal shareholders, direct or indirectly, are Inversiones Financieras del Sur S.A (IFISA) and Agroinvestment S.A with 176,459,574 shares, accounting for 35.33% of the share capital (substracted the treasury shares), belonging both companies to the same controlling group and beneficial owner. IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonaméica 1, local 106, Montevideo, Uruguay and Agroinvestment S.A is a company incorporated and domiciled at Cambará1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay.

We also report that as of June 30, 2020, excluding the direct and indirect shares of Inversiones Financieras del Sur SA and Agroinvestment, and the treasury shares, the remaining shareholders had 322,948,911 registered non-endorsable common shares of 1 nominal value each with one vote each of the Company, which represents 64.67% of the issued and subscribed capital stock.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

September 25, 2020